SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)

LAWSON PRODUCTS, INC.

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

520776105

(CUSIP Number)

September 2, 2014

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The  information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 520776105	13G	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS KDI CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 888,694 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 888,694 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 888,694 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.2% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON IA, OO (Limited Liability Company)

CUSIP NO. 520776105	13G	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS OUTSTANDING BUSINESSES LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 153,768 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 153,768 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,768 shares of Common Stock Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON PN (Limited Partnership)

CUSIP NO. 520776105	13G	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS A FEW VALUABLE BUSINESSES PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 176,600 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 176,600 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,600 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.0% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON PN (Limited Partnership)

CUSIP NO. 520776105	13G	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS CAPITAL PARTNER INVESTMENTS PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 243,037 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 243,037 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 243,037 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.8% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON PN (Limited Partnership)

CUSIP NO. 520776105	13G	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS WORTHY COMPANIES LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 54,713 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 54,713 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,713 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON PN (Limited Partnership)

CUSIP NO. 520776105	13G	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS FINANCIAL ASCENT LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 87,521 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 87,521 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,521 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON PN (Limited Partnership)

CUSIP NO. 520776105	13G	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSONS FINANCIAL ASCENT TE LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 114,792 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 114,792 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,792 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON PN (Limited Partnership)

CUSIP NO. 520776105	13G	Page 9 of 15 Pages

1	NAMES OF REPORTING PERSONS JOHN M. DAY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 55
	6	SHARED VOTING POWER 888,694 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 55
	8	SHARED DISPOSITIVE POWER 888,694 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 888,749 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.2% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 520776105	13G	Page 10 of 15 Pages

1	NAMES OF REPORTING PERSONS SHELDON M. FOX
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 888,694 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 888,694 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 888,694 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.2% of the outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 520776105	13G	Page 11 of 15 Pages

Item 1.	(a)	Name of Issuer:

Lawson Products, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

8770 W. Bryn Mawr Avenue, Suite 900
Chicago, Illinois 60631

Item 2.	(a)	Name of Persons Filing:

KDI Capital Partners, LLC
Outstanding Businesses Limited Partnership
A Few Valuable Businesses Partnership
Capital Partner Investments Partnership
Worthy Companies Limited Partnership
Financial Ascent Limited Partnership
Financial Ascent TE Limited Partnership
John M. Day
Sheldon M. Fox

(b)	Address of Principal Business Office or, if None, Residence:

For all persons filing:

4101 Lake Boone Trail, Suite 218
Raleigh, NC 27607

(c)	Citizenship:

KDI Capital Partners, LLC is a North Carolina limited liability company

A Few Valuable Businesses Partnership, Capital Partner Investments Partnership, Worthy Companies Limited Partnership, Financial Ascent Limited Partnership, Outstanding Businesses Limited Partnership and Financial Ascent TE Limited Partnership (collectively, the “Partnerships”) are all limited partnerships formed in the state of North Carolina

Mr. Day and Mr. Fox are United States citizens

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

520776105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable. Filed pursuant to Rule 13d-1(c).

CUSIP NO. 520776105	13G	Page 12 of 15 Pages

Item 4.	Ownership.

			KDI Capital Partners, LLC	Outstanding Businesses Limited Partnership	A Few Valuable Businesses Partnership	Capital Partner Investments Partnership	Worthy Companies Limited Partnership	Financial Ascent Limited Partnership	Financial Ascent TE Limited Partnership	John M. Day	Sheldon M. Fox
(a)	Amount Beneficially Owned:		888,694	153,768	176,600	243,037	54,713	87,521	114,792	888,749	888,694
(b)	Percent of Class:		10.2%	1.8%	2.0%	2.8%	0.6%	1.0%	1.3%	10.2%	10.2%
(c)	Number of Shares to Which Reporting Person Has:
	(i)	Sole Voting Power:	N/A	N/A	N/A	N/A	N/A	N/A	N/A	55	N/A
	(ii)	Shared Voting Power:	888,694	153,768	176,600	243,037	54,713	87,521	114,792	888,694	888,694
	(iii)	Sole Dispositive Power:	N/A	N/A	N/A	N/A	N/A	N/A	N/A	55	N/A
	(iv)	Shared Dispositive Power:	888,694	153,768	176,600	243,037	54,713	87,521	114,792	888,694	888,694

The reported shares are the Issuer’s common stock.

888,694 of the reported shares are owned by investment advisory clients of KDI Capital Partners, LLC (“KDI”).  As reflected above, each of the Partnerships directly owns shares of the Issuer (of these 888,694 shares, 830,431 shares are owned in the aggregate by the Partnerships, and are owned by separate accounts managed by KDI.). KDI is the investment advisor and general partner of each of the Partnerships. Other separately managed account clients also own , in the aggregate, 58,263 shares of the Issuer (including separate accounts owned by Messrs. Day and Fox, certain of their family members and personnel of KDI); however, in the aggregate, these accounts amount to less than 1% of the outstanding shares of the Issuer. As investment advisor to all of these accounts (and as investment advisor and general partner of the Partnerships), KDI could be deemed to be an indirect beneficial owner of 888,694 of the reported shares by virtue of its voting and dispositive power over these shares.

John M. Day and Sheldon M. Fox are the managing members and principal owners of KDI, and could be deemed to share such indirect beneficial ownership with KDI.  Mr. Day also owns 55 shares of the Issuer’s common stock in a separate account that is not managed by KDI.

This amendment to Schedule 13G (the “Amendment”) is being filed to reflect purchases of the Issuer’s securities for KDI’s clients on September 2, 2014, which is the first date on which KDI could have been deemed to be the indirect beneficial owner of more than 10% of the Issuer’s common stock. The Amendment also amends previous filings made by KDI and Messrs. Day and Fox by adding the Partnerships as reporting persons.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP NO. 520776105	13G	Page 13 of 15 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 1

Joint Filing Agreement dated September 12, 2014, among KDI Capital Partners, LLC, the Partnerships, John M. Day and Sheldon M. Fox.

Exhibit 2

Power of attorney granted by John M. Day to Sheldon M. Fox

CUSIP NO. 520776105	13G	Page 14 of 15 Pages

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: September 12, 2014

KDI CAPITAL PARTNERS, LLC

By:	/s/ Sheldon M. Fox
Name:	Sheldon M. Fox
Title:	Managing Member

A FEW VALUABLE BUSINESSES PARTNERSHIP

By:	KDI Capital Partners, LLC, General Partner

By:	/s/ Sheldon M. Fox
Name:	Sheldon M. Fox
Title:	Managing Member

CAPITAL PARTNER INVESTMENTS PARTNERSHIP

By:	KDI Capital Partners, LLC, General Partner

By:	/s/ Sheldon M. Fox
Name:	Sheldon M. Fox
Title:	Managing Member

WORTHY COMPANIES LIMITED PARTNERSHIP

By:	KDI Capital Partners, LLC, General Partner

By:	/s/ Sheldon M. Fox
Name:	Sheldon M. Fox
Title:	Managing Member

FINANCIAL ASCENT LIMITED PARTNERSHIP

By:	KDI Capital Partners, LLC, General Partner

By:	/s/ Sheldon M. Fox
Name:	Sheldon M. Fox
Title:	Managing Member

CUSIP NO. 520776105	13G	Page 15 of 15 Pages

OUTSTANDING BUSINESSES LIMITED PARTNERSHIP

By:	KDI Capital Partners, LLC, General Partner

By:	/s/ Sheldon M. Fox
Name:	Sheldon M. Fox
Title:	Managing Member

FINANCIAL ASCENT TE LIMITED PARTNERSHIP

By:	KDI Capital Partners, LLC, General Partner

By:	/s/ Sheldon M. Fox
Name:	Sheldon M. Fox
Title:	Managing Member

/s/ Sheldon M. Fox*
John M. Day

/s/ Sheldon M. Fox
Sheldon M. Fox

* By /s/ Sheldon M. Fox
Sheldon M. Fox Attorney-in-fact